August 29, 2024

SENT VIA EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Request for Qualification

To the Division of Corporation Finance:

This letter is submitted on behalf of Bequest Bonds I, Inc., a Delaware corporation (the “Issuer”). Attached hereto please find the Fourth Amended Offering Statement on Form 1A (CIK No. 0002016678), as well as all referenced exhibits.

It is my understanding that the SEC does not have any further comments. To the extent that this is accurate, the Issuer requests a qualification date of September 20, 2024.

Please feel free to contact me at the above number for any questions related to this letter.

Sincerely,

//BTG//
Brian T. Gallagher